

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 4, 2008

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

  Re: Blacksands Petroleum, Inc.
    Form 10-KSB for Fiscal Year Ended October 31, 2007
    Filed January 29, 2008
    Form 10-Q for Quarterly Period Ended January 31, 2008
    Filed March 24, 2008
    File No. 000-51427

Dear Mr. Parisotto:

  We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

General

1. Throughout your filing and financial statements you refer to your company as "development stage" in accordance with the requirements of FAS 7. Within the

context of oil and gas producing activities, "development stage" identifies a
company that is incurring costs to obtain access to proved reserves or develop
facilities to extract, treat, gather or store oil and gas. Refer to paragraph 21 of
FAS 19. Based on disclosures regarding the description of your business, please
modify your filing and financial statements to refer to your company as being in
the "exploration stage" to avoid investor confusion. Please note, the requirements
of FAS 7 continue to apply.

Item 1 – Description and Development of Business, page 3

2.   Please expand your disclosure to include the summary financial terms of your
        joint venture agreement with the BRDCC, particularly in regards to the sharing of
        costs and the allocation of profits.

Item 6 – Management's Discussion and Analysis

Plan of Operation, page 22

3.   We note your disclosure that you expect your purchase of Access "will cause our
        plan of operation, results of operations and capital resources to differ materially
        from our financial position as it existed prior to the Purchase." Please expand
        your management's discussion and analysis to elaborate on the nature and extent
        of changes. Please discuss management's expectations for the future results of
        operations or plans of operations. Please refer to FRC 501.02 and Interpretative
        Release No. 33-8350: "Commission Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations."
        Release No. 33-8350 can be located at our website at:

                        http://www.sec.gov/rules/interp/33-8350.htm

Consolidated Results of Operations, page 23

4.   Please expand your management's discussion and analysis to include qualitative
        and quantitative disclosures regarding the expected sources and uses of funds in
        the next twelve months. Refer to Item 303(b)(1) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 28

5.   We note you provide the inception to date financial information required by
        SFAS 7. We further note the report from your independent auditors does not
        include a reference to the inception to date financial statement periods. Please

revise to include an audit report(s) that covers your inception to date financial statement periods, or tell us why you believe such revision is not required.

Item 7 – Financial Statements, page 28

Consolidated Statement of Operations, page 30

6.   Please tell us how you calculated basic and diluted loss per share amounts for all periods presented. Consider providing us with your calculation, if necessary.

7.   We note you disclose other comprehensive income items net of tax. Please disclose the tax amount on the face of the financial statements or in a note thereto. Refer to paragraph 25 of FAS 130.

Footnote 1 – Description of Business, History, and Summary of Significant Accounting Policies, page 33

Property and Equipment, page 34

8.   You state that "Upon sale or other disposition of a depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income." Paragraph 45 of FAS 141 explains that if a subtotal such as income/loss from operations is presented, it shall include the amount of gain or loss recognized on the sale of a long lived asset. Please modify your policy to be consistent with this guidance, or tell us why you believe such modification is not necessary.

Footnote 3 – Oil and Gas Property Costs, page 38

9.   We note you have incurred and capitalized $429,193 of oil and gas property costs in the period from August 3, 2007 thru October 31, 2007. Please explain to us the nature of these costs and the accounting basis for capitalization.

10.   Your table presenting the beginning and ending balance of oil and gas property costs identifies the fair value or property acquired from Access Energy as $4,593,666. However, the purchase price allocation on page 43 identifies oil and gas property costs as $4,058,979. Please reconcile this difference for us.

Footnote 4 – Stockholders' Equity, page 39

11.   Please tell us why your table of issued shares does not give effect to the June 21, 2006 stock split retroactively for all periods presented. Also ensure all share

amounts disclosed in the filing are consistently presented on a post split basis.

12.   We note you repurchased 30,000,000 shares of common stock in November 2006 pursuant to a stock repurchase agreement. Please expand your disclosure to include the terms of the stock repurchase agreement. Please also tell us the accounting basis for equity classification of these shares. In your response, address how paragraphs 8 thru 17 of FAS 150 were applied to your common stock and repurchase agreement.

Footnote 7 – Stock Options and Warrants, page 41

13.   We note from your table on page 42 that as of October 31, 2007 you have 13,554,700 total warrants outstanding. It appears from your disclosures in Footnote four, that the warrant purchase price is based in US dollars. As you explain in Footnote eight that your functional currency is the Canadian Dollar, please tell us whether or not your warrants contain an embedded derivative under US GAAP. Refer to SFAS 133 Implementation Issue B4.

Footnote 11 – Acquisition of Access Energy Inc. ("Access"), page 43

14.   You disclose a total purchase price for the Access Energy acquisition of C$3,427,935. We note from your disclosure that the purchase price was made up of the following items:
- C$3,077,935 – cash
- C$250,000 – offset against amount held in escrow created on May 17, 2007
- C$100,000 – paid to Access pursuant to the Exclusivity agreement
- 1,500,000 warrants

It appears from this disclosure that you did not assign any value to the warrants issued in the acquisition. Please tell us why you believe it is appropriate to exclude the value of these warrants from the purchase price.

15.   We note your inclusion of unaudited pro forma statements of operations as a footnote to your financial statements. Please contact us at your earliest convenience to discuss your unaudited pro forma statements of operations.

Footnote 12 – Income Taxes, page 46

16.   Please expand your risk factor disclosure and your management's discussion and analysis to discuss the impact and relevant risks, if any, resulting from your un-filed Federal and State Income Tax Returns for the years 2004 to 2006.

Principal Accountant Fees and Services, page 54

17.   Please limit your disclosures to those related to the services performed by your principal accountant(s). Do not refer to other accountants, which has the potential to imply a level of shared responsibility for the audit, if no such shared responsibility exists. Refer to Item 14 of the general instructions to Form 10-KSB.

Form 10-Q for the Quarterly Period Ended January 31, 2008

Cover Page

18.   Please ensure your future filings include the newly required disclosure and checkbox regarding the registrant's status as a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

Exhibit 31 – Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

19.   In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifications should be modified so as not to include the individual's title. Please ensure your certifications are in the exact form set forth in Item 601 of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief